SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                        ENTHRUST FINANCIAL SERVICES, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share

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                         (Title of Class of Securities)

                                    29384A102
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                                 (CUSIP Number)

                               MOYO PARTNERS, LLC
                               c/oArnold P. Kling
                          712 Fifth Avenue, 11th Floor
                            New York, New York 10019
                                Tel: 212 755 8777
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 10, 2007
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].




         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)    Names of Reporting Persons S.S. or
       I.R.S. Identification
       Nos. Of Above Persons                                 Moyo Partners, LLC

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(2)    Check the appropriate Box                              (a)
       if a Member of a Group                                 (b)

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(3)    SEC Use Only

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(4)    Source of Funds
                                                              WC
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(5)    Check Box if Disclosure of Legal                                      [ ]
       Proceedings is Required Pursuant
       to Items 2(d) or 2(e)

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(6)    Citizenship or Place of                                         New York
       Organization
------------------------------------------------ --- ---------------------------

Number of Shares                (7)      Sole Voting Power              102,857
Beneficially Owned Each         ------------------------------------------------
Reporting Person With
                                (8)      Shared Voting                        0
                                ------------------------------------------------

                                (9)      Sole Dispositive               102,857
                                ------------------------------------------------

                                (10)     Shared Dispositive
                                         Power                                0

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(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                                 102,857

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(12)     Check Box if the Aggregate Amount                                   [ ]
         in Row (11) Excludes Certain Shares

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(13)     Percent of Class Represented
         by Amount in Row 11                                                0.4%

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(14)     Type of Reporting Person
                                                                             OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                    SCHEDULE
================================================================================
                                       13D
CUSIP NO. 29384A102                                           Page 3 of 4 Pages

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Item 1.  SECURITY AND ISSUER.

Name of Issuer: Enthrust Financial Services, Inc. (the "Company")

Address of Issuer's Principal Executive Offices:

                           1270 Avenue of the Americas
                           New York, New York 10020

Security: Company common stock, par value $.001 per share ("Shares")

Item 2. Identity and Background.

(a) The name of the reporting person is Moyo Partners, LLC ("MOYO").

(b) The business address of the reporting person is c/o Arnold P. Kling, 712 Fifth Avenue, 11th Floor, New York, New York 10019.

(c) MOYO was formed for the purpose of financial consulting and investing in companies.

(d) MOYO has not been convicted in any criminal proceedings during the last five years.

(e) MOYO has not been a party to any civil proceedings during the last five years.

(f) MOYO is organized under the laws of the State of New York.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of the Transaction.

Not applicable.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

       (a) MOYO is deemed to beneficially own all 102,857 Shares (after adjustment for 1 for 28 reverse split of the Shares on September 18, 2006), representing 0.4% of the outstanding Shares. This percentage is based on 25,000,000 Shares outstanding as of July 10, 2007 as set forth in the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 11, 2007.

                                    SCHEDULE
================================================================================
                                       13D
CUSIP NO. 29384A102                                           Page 4 of 4 Pages

       (b) MOYO has the sole power to vote or to direct the vote, and dispose or direct the disposition, of all 102,857 Shares owned by it.

       (c) In connection with the closing on the same date of a share exchange transaction by the Company, on July 10, 2007, MOYO contributed 250,715 Shares (after adjustment for 1 for 28 reverse split of the Shares on September 18, 2006) it owned back to the Company without consideration. The transaction was effected by MOYO delivering the Shares to the Company.

       (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by MOYO.

       (e) On July 10, 2007, Moyo ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

None.


Item 7. Material to be Filed as Exhibits.

None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 12, 2007


                                             Moyo Partners, LLC

                                             By: /s/ ARNOLD P. KLING
                                                 -------------------------------
                                                 Arnold P. Kling
                                                 Managing Member